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                               CERTIFICATE OF AMENDMENT
                                          OF
                             CERTIFICATE OF INCORPORATION
                                          OF
                      INTERNATIONAL AIRLINE SUPPORT GROUP, INC.


    INTERNATIONAL AIRLINE SUPPORT GROUP, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") hereby certifies:

    FIRST: That the Board of Directors of the Corporation duly adopted the following resolution proposing and declaring advisable an amendment to the Certificate of Incorporation of the Corporation to provide for staggered terms for members of the Corporation's Board of Directors:

         "RESOLVED, that the Corporation amend its Certificate of Incorporation by deleting adding the following Article XII to the Certificate of
    Incorporation:

                                     ARTICLE XII

         The directors of the Corporation shall be divided into three classes, designated as Class A, Class B and Class C. In the event that the number of directors shall not be evenly divisible by three, the Board of Directors shall determine in which class or classes the remaining director or directors, as the case may be, shall be included. The term of office of each director shall be three years; provided, however, that, the term of office of the directors in Class A shall expire at the first annual meeting of the stockholders after the date of this Restated Certificate of Incorporation, the term of the office of the directors in Class B shall expire at the second annual meeting after the date of filing of this Restated Certificate of Incorporation, and the term of office of the directors in Class C shall expire at the third annual meeting after the date of filing of this Restated Certificate of Incorporation. At each annual meeting of stockholders, directors shall be elected for a full term of three years to succeed those whose terms expire. A director of the Corporation may be removed only for cause. Such removal for cause may be effected only by the resolution of all other Board members, stating such cause, or by the affirmative vote of all other Board members or the holders of at least 75% of the voting power of all of the then outstanding shares of Common Stock, voting together as a single class. No director so removed may be reinstated so long as the cause for removal continues to exist. "Cause," within the meaning of this Article XII, shall be limited to criminal acts and gross negligence."


    SECOND: That the amendments have been adopted by an affirmative vote of a majority of the stockholders of the Corporation in accordance with the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware.

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    IN WITNESS WHEREOF, the Corporation has caused its duly authorized officers to execute this Certificate as of this 22nd day of September, 1997.


                                            INTERNATIONAL AIRLINE SUPPORT
                                            GROUP, INC.


                                            By:  ___________________________
                                                 James M. Isaacson
                                                 Secretary